SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640

For the month of November, 2006

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

CONSOLIDATED FINANCIAL INFORMATION

THIRD QUARTER 2006

Ratios (%)	3Q06	2Q06	3Q05	Performance

Annualized ROAE(1)	24.8	24.7	23.3

Unibanco’s net income before the extraordinary event of goodwill amortization was R$1,634 million in 9M06 and R$566 million in 3Q06, up 22.9% and 3.3% when compared to 9M05 and 2Q06, respectively. Operating income for the quarter reached R$906 million, an increase of 18.7% when compared to the same period of last year and 4.3% from 2Q06. The annualized return on average equity before the extraordinary event of goodwill amortization reached 24.8% in 3Q06 and 23.1% in 9M06 as shown in the graph below:

The efficiency ratio reached 48.5% in 9M06, compared to 52.5% in 9M05. This 400 b.p. improvement is a result of growth in credit activity and service fees, in addition to budgetary discipline.

Assets Evolution

Unibanco surpassed the mark of R$100 billion in total assets in September, 2006.

Goodwill Amortization

In 3Q06, Unibanco reduced its goodwill amortization period from 10 to 5 years. The impact of the non-recurring goodwill amortization was R$464 million. The tax credits related to the extraordinary amortization were entirely offset by the constitution of additional provisions.

It is worth mentioning that the total amount of Interest on the Capital Stock shall be, at least, of 35% of the net profit of the fiscal year, disregarding the extraordinary effect of the goodwill amortization in the 3Q06, after the constitution of the legal reserve.

Annualized ROAA(1)	2.3	2.3	2.2
Efficiency Ratio	49.8	47.5	51.4
BIS Ratio	15.5	15.0	18.2
Earnings per Share (R$) (1)(2)	0.20	0.20	0.17
Book value per outstanding share (R$) (2)	3.43	3.51	3.22

(1) Before the extraordinary event of goodwill amortization.
(2) The values reflect the Stock Dividends (Bonif icação de Ações) approved on June , 29 th, 2006.

Income Statement (R$ millions)	3Q06	2Q06	3Q05

Profit from financial intermediation before
provision (a)	2,481	2,392	2,141
Provision for loan losses (b)	(579)	(668)	(503)
Gross profit from financial intermediation
(a+b)	1,902	1,724	1,638
Fees from services rendered	909	901	847
Personnel and administrative expenses	(1,458)	(1,373)	(1,324)
Operating Income	906	869	763
Net income (1)	566	548	475
Extraordinary result	(460)	-	-
Net income	106	548	475

(1) Before the extraordinary event of goodwill amortization.

Balance Sheet (R$ millions)	Sep-0 6	Jun-06	Sep-05

Loan Portfolio	43,323	41,929	36,872
Total assets	101,999	98,217	88,585
Total deposits	36,771	38,777	34,554
Stockholders' equity	9,610	9,816	8,986
Assets under management	42,475	41,081	35,700

Investor Relations	| 3Q06	1

Financial Margin (R$ millions)	3Q06	2Q06	3Q05

Highlights – Balance Sheet

Unibanco’s consolidated assets totaled R$101,999 million in September 2006, up 15.1% when compared to September 2005.

The loan portfolio increased 17.5% over the past 12 months and 3.3% over the quarter. The consumer credit companies portfolios were up 18.1% over the last 12 months, with highlight to the 30.2% increase in credit card companies portfolio.

Total deposits and assets under management (AUM) stood at R$79,246 million in September, 2006, R$42,475 million of which arose from assets under management.

The core deposits represented 39.9% of total deposits in September, 2006, a significant increase from the 33.7% in September, 2005, as follows:

Highlights – Results

The financial margin before provisions for loan losses, adjusted for the net effects of investments abroad, was R$7,230 million in 9M06, 20.7% up when compared to 9M05, mostly explained by a higher credit volume and an improvement in the funding mix over the last 12 months.

The annualized financial margin, before provisions for loan losses, increased to 10.4% in 9M06 from 10.0% in 9M05, despite the declining interest rates during the period. The annualized financial margin after provisions reached 8.1% in 3Q06, higher than the 7.6% posted in 2Q06 - explained by an improvement in the loan portfolio quality.

Partnerships

Grupo Ipiranga – Establishment of a new credit, financing and investment society, with 50% equity interest for each part.
Grupo VR – Concession of credit and product financing, with the establishment of a credit, financing and investment corporation.
Banco Cruzeiro do Sul – Association to jointly develop business in the segment of payroll loans, with the creation of a financial company.

Human Resources

Unibanco is one of the 100 best companies to work for in Brazil according to the “Great Place to Work” consulting group. Unibanco was also recognized as one of the five “Best Companies in Personnel Management,” in a study conducted by the Hay Group.

Financial margin (A)	2,481	2,392	2,141
Financial margin after provision for loan
losses (B)	1,902	1,724	1,638
Total average assets (-) average
permanent assets (C)	97,254	92,850	82,948
Annualized financial margin before provision
for loan losses (%) (A/C)	10.6%	10.7%	10.7%
Annualized financial margin after provision
for loan losses (%) (B/C)	8.1%	7.6%	8.1%

Unibanco – União de Bancos Brasileiros S.A. Av. Eusébio Matoso, 891 – 15th floor São Paulo, SP 05423-901 Phone: (55 11) 3097-1980 E-mail: investor.relations@unibanco.com

Investor Relations	| 3Q06	2

Financial Information

•Performance	05
Highlights	05
Goodwill Amortization	06
Performance Indicators	07
Financial Margin	08
•Assets	08
Marketable Securities	09
Credit Operations	10
Allowance and Provisions for Loan Losses	12
Investments Abroad	14
•Funding	15
•Local and Foreign Currency Balances	17
•Capital Adequacy Ratios	17
•Efficiency Ratio	18
•Revenue by Type of Business	19
•Fee Income	19
•Personnel and Administrative Expenses	20
Personnel Expenses	20
Other Administrative Expenses	21

Investor Relations	| 3Q06	3

Highlights for the Quarter

•Brazilian Economy	22
•Retail	22
Branch Network	22
SMEs	23
Consumer Credit Companies	23
Partnerships	23
Credit Card Companies	23
Consumer Finance Companies	24
•Wholesale	25
•Insurance and Private Pension Plans	26
•Wealth Management	28
•Unibanco Holdings	29
•Corporate Governance	29
Stock Exchange Indices	29
Stocks	29
Interest on Capital Stock	30
•Human Resources	31
•Ratings	31
Moody´s	31
•Social and Environmental Responsibility	31
Club A	31
Institutes	32
Microcredit	32

Consolidated Balance Sheet	33
Consolidated Income Statement	34

Investor Relations	| 3Q06	4

Financial Information

Performance

Unibanco’s net income before the extraordinary event of goodwill amortization was R$566 million, in 3Q06, and R$1,634 million in 9M06, up 3.3% and 22.9% when compared to 2Q06 and 9M05, respectively. Operating income for the quarter reached R$906 million, an increase of 4.3% from 2Q06 and 18.7% when compared to the same period of last year.

Performance > Highlights

The annualized return on average equity before the extraordinary event of goodwill amortization reached 24.8% as shown in the graph below:

The net income growth of 19.2% in 3Q06, compared to 3Q05, was largely due to:

  Growth in the Retail loan portfolio, positively affected by credit card operations and Small and Medium Enterprises (SMEs) transactions;

  An increase in service fees, with highlight for the 16.2% growth in banking fees;

  Improvement in our deposit mix, driven mainly by the evolution in core deposits, which grew 25.9% when compared to September 2005.

The loan portfolio increased 17.5% over the past 12 months and 3.3% from June 2006, reaching R$43,323 million in September 2006. The consumer credit portfolio grew 18.1% over the past 12 months, driven mainly by a 30.2% growth in credit cards operations. SMEs loans grew 17.7% and corporate loan portfolio grew 21.1%, boosted by a 5.5% growth in the quarter, as a result of a growing relationship with large companies that includes not only credit products, but also the offering of differentiated products and services.

In the Retail segment, the New Customer Service model has been already implemented over 90% of the branch network. This model aims at improving the quality of the services rendered at the branch level. New partnerships were implemented, further increasing the bank’s origination capability. (Please refer to the section: Retail – Consumer Credit Companies – Partnerships).

With regard to the Wholesale business, Unibanco ranked 3rd as a financial agent for BNDES (Brazilian National Bank for Social and Economic Development), improving its market share to 9.7% . Insurance and private pension plans businesses reached a combined ratio of 94.5% during 9M06, better than the industry average.

Investor Relations	| 3Q06	5

Unibanco Private Bank ranked 2nd in Anbid’s global ranking in terms of assets under management, with a September 2006 market share over 10%.

Performance > Goodwill Amortization

During 3Q06, Unibanco reduced its goodwill amortization period from 10 to 5 years. The impact of the non-recurring goodwill amortization was R$464 million. The tax credits related to the extraordinary amortization were entirely offset by the constitution of additional provisions. In order to offer the right analysis for the result of this period, the amount of R$460 million was classified as Extraordinary Result, as shown in the table below:

R$ millions

Effect on Net Income - 3Q06

Net Income before the extraordinary event	566

Extraordinary result in the period	(460)

Extraordinary goodwill amortization	(464)
Fiscal impact of goodwill amortization	158
Additional provision for loan losses (net of taxes)	(50)
Provision for fiscal and labor contigencies (net of taxes)	(108)
Minority interest	4

Net Income after the extraordinary event	106

The table below shows the extraordinary event of goodwill amortization in the stockholders’ equity:

R$ millions

Effect on Stockholders' Equity - 3Q06

Stockholders' equity before extraordinary event	10,070

Extraordinary result in the period	(460)

Stockholders' equity after extraordinary event	9,610

The tables below illustrate goodwill amortization expenses before and after the change in the period of amortization, considering the balance as of September 30, 2006:

						R$ millions

	Former Criteria: 10 years
Goodwill
Balance	Amortization
Sep-06
	4Q06	2007	2008	2009	2010	2011	2012 to 2016

1,062	(37)	(156)	(167)	(171)	(175)	(86)	(270)

							R$ millions

	New Criteria: 5 years
Goodwill
Balance	Amortization
Sep-06
	4Q06	2007	2008	2009	2010	2011	2012 to 2016

598	(46)	(176)	(169)	(113)	(76)	(18)	-

It is worth mentioning that the calculation of the Interest on the Capital Stock and/or Dividends related to the fiscal year of 2006 shall not be affected by the extraordinary impact of the goodwill amortization. The total amount of Interest on the Capital Stock shall be, at least, of 35% of the net profit of the fiscal year, disregarding the extraordinary effect of the goodwill amortization in the 3Q06, after the constitution of the legal reserve.

Investor Relations	| 3Q06	6

Performance > Performance Indicators

Stockholders’ equity reached R$9,610 million in September 2006, up 6.9% from September, 2005, influenced by the extraordinary goodwill amortization as a result of the change in its period from 10 to 5 years. Annualized return on average equity (ROAE) reached 24.8% in 3Q06. Earnings per share increased by 17.6% in 3Q06 when compared to the same period of the last year and 20.8%, 9M06 vis-à-vis 9M05. The table below illustrates the performance indicators for the periods under analysis:

Profitability	3Q06	2Q06	3Q05	9M06	9M05

Net Income before the extraordinary event (R$ millions)	566	548	475	1,634	1,329
Net income after the extraordinary event (R$ millions)	106	548	475	1,174	1,329
Operating income (R$ millions)	906	869	763	2,609	2,162
Total assets (R$ millions)	101,999	98,217	88,585	101,999	88,585
Stockholders' equity (R$ millions)	9,610	9,816	8,986	9,610	8,986
ROAE before the extraordinary event (%)	24.8	24.7	23.3	23.1	21.3
ROAE after the extraordinary event (%)	4.4	24.7	23.3	16.9	21.3
ROA before the extraordinary event (%)	2.3	2.3	2.2	2.3	2.1
ROA after the extraordinary event (%)	0.4	2.3	2.2	1.6	2.1
Earnings per share (R$)(1) (2)	0.20	0.20	0.17	0.58	0.48
Earnings per Unit (R$)(1) (2)	0.39	0.38	0.33	1.12	0.93
Earnings per GDS (R$)(1) (2) (3)	3.92	3.78	3.30	11.23	9.25
Interest on capital stock per Unit (R$)(2) (4)	0.08	0.24	0.08	0.39	0.52
Interest on capital stock per GDS (R$)(2) (3) (4)	0.76	2.41	0.38	3.56	2.60
Total amount of interest on capital stock (R$ millions)(2) (4)	114	360	57	531	390
Book value per outstanding share (R$) (2)	3.43	3.51	3.22	3.43	3.22
Book value per Unit (R$) (2)	6.89	7.04	6.43	6.89	6.43

(1) Before the extraordinary event of goodwill amortization.
(2) Reflects the Stock Dividend approved on June, 29, 2006.
(3) Each Global Depositary Share (GDS) listed (NYSE:UBB) corresponds to 10 Units. Each Unit consists of one Unibanco preferred share a one Unibanco Holdings preferred share.
(4) An income tax of 15% is applied on gross amounts of Interest on Capital Stock. Quartely payments from 2005 on.

Investor Relations	| 3Q06	7

Performance > Financial Margin

The financial margin before provisions for loan losses, adjusted for the net effects of investments abroad, was R$7,230 million in 9M06, R$1,240 million higher or 20.7% up, when compared to 9M05, mostly explained by a higher credit volume and an improvement in the funding mix over the last 12 months. The 25.9% evolution in core deposits was mainly driven by the 76.9% growth in “TDCs – Core Deposits” (time deposit certificates with core deposit characteristics – with SuperPoupe as the main product). Please refer to the section: Funding.

The annualized financial margin, before provisions for loan losses, increased to 10.4% in 9M06 from 10.0% in 9M05, despite the declining interest rates during the period. The annualized financial margin after provisions reached 8.1% in 3Q06, higher than the 7.6% posted in 2Q06 - explained by an improvement in the loan portfolio quality.

R$ millions

Financial Margin	3Q06	2Q06	3Q05	9M06	9M05

Financial margin (A)	2,481	2,392	2,141	7,230	5,990
Provision for Loan Losses	(579)	(668)	(503)	(1,889)	(1,248)
Financial margin after provision for loan losses (B)	1,902	1,724	1,638	5,341	4,742

Total average assets (-) average permanent assets (C )	97,254	92,850	82,948	94,230	81,224

Annualized financial margin before provision for loan losses (%) (A/C )	10.6%	10.7%	10.7%	10.4%	10.0%
Annualized financial margin after provision for loan losses (%) (B/C )	8.1%	7.6%	8.1%	7.6%	7.9%

Assets

Unibanco surpassed the mark of R$100 billion in total assets, reaching R$101,999 million in September 2006, up 15.1% when compared to September 2005. This growth is mainly due to the R$6.5 billion increase in total loans, particularly in credit cards portfolio. Annualized return on average assets increased to 2.3% in 3Q06 from 2.2% in 3Q05.

The chart below illustrates the trend in asset growth:

Investor Relations	| 3Q06	8

The total assets mix is shown below:

Assets > Marketable Securities

The classification and accounting values for the marketable securities portfolio as of September, 2006 is detailed in the table below:

				R$ millions

	Trading Securities Market Value	Securities Available for Sale Market Value	Securities Held to Maturity Amortized Cost	Total

Federal government	9,485	4,318	1,647	15,450
Brazilian sovereign debt	31	1,663	1,654	3,348
C orporate debt securities	314	2,200	73	2,587
Bank debt securities	928	115	88	1,131
Marketable equity securities	-	91	-	91
Mutual funds	718	17	-	735
Other	435	-	-	435

Total	11,911	8,404	3,462	23,777
% of portfolio	50%	35%	15%	100%

The market value of marketable securities classified as held to maturity was R$3,639 million in September 30, 2006, with an unrealized gain of R$177 million with regard to their book value.

Changes in the marketable securities portfolio during the quarter were as follows:

							R$ millions

Changes in Securities Portfolio	Balance Jun-06	Foreign Exchange Variation	Interests(1)	Maturity(2)	Purchases	Sales	Balance Sep-06

Trading securities	10,126	4	892	(211)	39,499	(38,399)	11,911
Available for sale	6,914	7	159	(177)	7,591	(6,090)	8,404
Held to maturity	3,716	8	127	(409)	20	-	3,462

Total	20,756	19	1,177	(797)	47,110	(44,489)	23,777

(1) Includes market value adjustment.
(2) Interest payments and redemptions at maturity.

Investor Relations	| 3Q06	9

Assets > Credit Operations

The loan portfolio increased 17.5% over the past 12 months and 3.3% over the quarter. The Wholesale loan portfolio grew 5.5% during the quarter and 21.1% from September 2005 as a result of an increasing relationship with large companies that includes not only credit products, but also the offering of differentiated products and services. The Retail loan portfolio grew 14.8% over the past 12 months, boosted by the increase 18.1% in the portfolio of consumer credit companies.

					R$ millions

Balance of Loans by Business Segment	Sep-06	Jun-06	Sep-05	Quarterly Change (%)	Annual Change (%)

Retail (1)	24,338	23,934	21,193	1.7	14.8
Wholesale	18,985	17,995	15,679	5.5	21.1

Total	43,323	41,929	36,872	3.3	17.5

(1) Includes acquired credit of individuals, cosigned by the financial institutions that sold the credits, on the following values: R$787 million in Sep-06, R$496 million in Jun-06 and R$373 million in Sep-05.

As of September 30, 2006, the portfolio of loan to individuals totaled R$16,383 million, up 13.5% over the past 12 months, with highlight to the 30.2% increase in credit card companies portfolio. During the quarter, growth of the individuals portfolio from the credit card companies stood at 5.2% . The consumer credit companies portfolios were up 0.8% in the quarter and 18.1% over the last 12 months, despite the continuing conservatism with regard to credit approvals in some of the consumer finance company portfolios, particulary unsecured personal loans.

The corporate loan portfolio increased 20.1% over the last 12 months and 4.1% over the quarter. The SMEs loan portfolio grew 17.7% when compared to September 2005, especially accounts receivable financing, cash management working capital loans, and BNDES/Finame-funded loans. The US dollar-denominated credit portfolio, which represents approximately 40% of the Wholesale loans, rose from US$2,756 million in September, 2005, to US$3,548 million in September 2006.

					R$ millions

Balance of Loans by Client Type	Sep-06	Jun-06	Sep-05	Quarterly	Annual
				Change (%)	Change (%)

Individuals (1)	16,383	16,048	14,434	2.1	13.5
Commercial bank and other companies (1)	9,404	9,122	8,526	3.1	10.3
Consumer credit companies	6,979	6,926	5,908	0.8	18.1

Corporate	26,940	25,881	22,438	4.1	20.1
Large corporate	18,985	17,995	15,679	5.5	21.1
Middle market and small companies (SMEs)	7,955	7,886	6,759	0.9	17.7

Total	43,323	41,929	36,872	3.3	17.5

(1) Includes acquired credit of individuals, cosigned by the financial institutions that sold the credits, on the following values: R$787 million in Sep-06, R$496 million in Jun-06 and R$373 million in Sep-05.

Investor Relations	| 3Q06	10

The loan portfolio breakdown by client type is detailed in the graph below:

Individuals	R$ millions

Corporate	R$ millions

Loan portfolio mix, by segment, as of September 30, 2006 is as follows:

Investor Relations	| 3Q06	11

The small and medium enterprise product portfolio comprises accounts receivable financing, overdraft protection, guaranteed accounts, working capital loans and BNDES/Finame-funded loans, among others. This range of products enables cross-selling activities, such as payroll account mandates and accreditation of new retailers and co-branded credit card partners.

The total auto financing portfolio reached R$4,881 million as of September 30, 2006. Excluding the motorcycle financing, segment in which Unibanco is no longer operating, the growth of the auto financing portfolio was 20.4% in the last 12 months. Unibanco operates nationwide in the auto financing segment through Unibanco Financeira and Dibens. Unibanco is the leader in financing heavy commercial vehicles.

Unibanco offers different home financing options, from traditional mortgages to Sistema Fácil (in partnership with homebuilders) and Plano Único (Letters of Credit). The mortgage loan portfolio totaled R$1.5 billion on September 30, 2006. Recently, Unibanco started also to offer fixed rates for mortgage loans.

Assets > Allowance and Provisions for Loan Losses

The balance of allowance for loan losses at the end of September 2006 was R$2,532 million, or 5.8% of the total loan portfolio, as follows:

  R$1,137 million related to overdue credits, in compliance with Resolution 2,682;
  R$798 million for falling due credits, in compliance with Resolution 2,682;
  R$597 million based on more conservative percentages than those required by the regulatory authority, and significantly higher than the R$389 million registered in September 2005, as shown in the graph below:

Allowance for loan losses as a percentage of total loan portfolio increased to 5.8% in September, 2006, up from 4.9% in September, 2005, in line with the bank's strategy of intensifying its share of higher-margin and higher profitability segments, as well as due to the deterioration on the consumer credit market, as reiterated by Unibanco at the end of 2005.

R$ millions

Classification	Required Provision (%)	Total Risk Portfolio	Cumulative Distribution (%)	Minimum Allowance Required		Excess Allowance over Res. 2682	Total Allowance	Allowance over Portfolio (%)
				Overdue Installments	Falling Due Installments

AA	-	18,434	42.6	-	-	14	14	0.1
A	0.5	15,159	77.5	-	76	58	134	0.9
B	1.0	4,635	88.2	2	44	82	128	2.8
C	3.0	2,181	93.3	7	58	115	180	8.3
D	10.0	692	94.9	28	41	102	171	24.7
E	30.0	410	95.8	61	62	85	208	50.7
F	50.0	329	96.6	86	79	89	254	77.2
G	70.0	306	97.3	136	78	52	266	86.9
H	100.0	1,177	100.0	817	360	-	1,177	100.0
TOTAL		43,323		1,137	798	597	2,532
% of portfolio							5.8%

Investor Relations	| 3Q06	12

The more conservative approach on credit concession adopted by Unibanco allowed the improvement in credit loan portfolio. In September 2006, the balance of credits rated AA to C made up 93.3% of the total loan portfolio, up from 92.7% at the end of September 2005, as illustrated in the following graph:

At the end of September, 2006, the ratio of credit operations classified E to H was 5.1% of the total portfolio. Allowance for loan losses over the credits rated E to H stood at 114% on September 30, 2006, above the 109% verified in June, 2006, as illustrated in the following graph:

Allowance for loan losses as a percentage of falling due installments reached 118.6% at the end of September 2006, conveying the loan portfolio solidity.

The non-accrual loan portfolio (overdue by 60 days or longer) was 5.4% of the total loan portfolio on September 30, 2006. The total allowance for loan losses reached 109.2% of the non-accrual portfolio above the 105.7% verified in June 2006.

The following table indicates the allowance for loan losses coverage ratio by business segment:

Loan Portfolio Coverage (1)	Sep-06	Jun-06	Sep-05

Consumer finance companies	12.4%	11.0%	10.0%
Credit cards	9.8%	8.5%	5.2%
Commercial Bank - Individuals	9.4%	8.8%	8.1%
Auto financing	4.6%	4.8%	3.3%
SMEs	6.6%	5.7%	4.2%
Retail	7.9%	7.2%	5.6%
Wholesale	3.4%	3.6%	3.9%
Unibanco consolidated	5.8%	5.6%	4.9%
Additional provision - extraordinary event	0.2%	-	-
Unibanco consolidated - before the extraordinary event	5.6%	5.6%	4.9%

(1) Allowance for loan losses per segment / Loan portfolio per segment

Investor Relations	| 3Q06	13

With regarding to the Wholesale segment, the allowance for loan losses relative to total wholesale loan portfolio was 3.4% in September 2006, down from 3.9% in September 2005. This reflects a reduction in the risk assigned to determined individual corporate clients, and settlements of some large corporate loans during the last 12 months. At the Retail segment, this ratio reached 7.9% in September 2006 from 5.6% in September 2005, in line with the bank's strategy of intensifying its participation in higher-margin and higher profitability businesses, and also due to the deterioration on the consumer credit market.

The table below shows the changes in the allowance for loan losses for the periods specified:

					R$ millions

Allowance for Loan Losses	3Q06	2Q06	3Q05	9M06	9M05

Allowance for loan losses (begining balance)	2,343	2,214	1,739	2,061	1,669
Provision for loan losses - after the extraordinary event	654	668	503	1,965	1,248
Required provision	605	614	524	1,809	1,208
Additional provision	49	54	(21)	156	40
Loan write-off	(465)	(539)	(453)	(1,494)	(1,128)
Allowance for loan losses (ending balance)	2,532	2,343	1,789	2,532	1,789

Loan recovery	48	47	47	129	124
Net write-off	(417)	(492)	(406)	(1,365)	(1,004)
Net write-off / Total Risk	1.0%	1.2%	1.1%	3.2%	2.7%

In 3Q06, required provision stood at R$605 million, a decrease of 1.5%, or R$9 million, when compared to 2Q06 – as a consequence of the improvement in loan portfolio quality.

Provision for loan losses in 3Q06 was R$654 million – above the R$417 million of total net write-offs. In 3Q06, an additional provision of R$49 million was assigned, which exceeded the regulatory requirements, for prudence in credit portfolio management and in line with Unibanco’s increasing exposure levels in higher-margin and higher risk portfolios. The total amount of R$75 million was constituted as an additional provision to offset part of the tax credits linked to the extraordinary goodwill amortization. The R$26 million difference is a consequence of an improvement in the credit classification of some loans, mainly due to the payments of large companies portfolio.

Assets > Investments Abroad

Unibanco registered a total of US$1,617 million in investments abroad at the end of September 2006, compared to US$677 million in September 2005. Such growth is mainly the result of the US$774 million capital increase during 9M06, which aims at supporting trade finance transactions and securities trading in international markets.

The following tables detail Unibanco’s investments abroad and the impact of the exchange rate variation over such investments:

					US$ millions

	3Q06	2Q06	3Q05	9M06	9M05

Investments Abroad (begining balance)	1,500	1,269	691	712	598
Net Income	79	56	51	206	137
Capital Increase	74	200	-	774	-
Div idends paid	-	(2)	(87)	(2)	(87)
Market value adjustments	(36)	(23)	22	(73)	29
Investments Abroad (ending balance)	1,617	1,500	677	1,617	677

Investor Relations	| 3Q06	14

					R$ millions

Impact on Investments Abroad	3Q06	2Q06	3Q05	9M06	9M05

Exchange rate fluctuation on investments abroad	17	17	(42)	(49)	(191)
Hedge on investments abroad (currency)	17	14	87	139	279
Net Impact before income tax and social contribution	34	31	45	90	88

Tax effects of exchange rate fluctuation on investments abroad	6	6	(14)	(17)	(65)

Net impact after income tax and social contribution	40	37	31	73	23

Exchange Rate Fluctuation	0.5%	-0.4%	-5.5%	-2.2%	-16.3%

Unibanco has a hedging policy to protect its investments abroad from adverse currency fluctuations and fiscal effects. During 3Q06, the net account effect was R$34 million, as a result of the bank’s structural hedging policy (short position in foreign exchange).

Funding

Total deposits and assets under management (AUM) stood at R$79,246 million in September 2006, R$42,475 million of which arose from assets under management, as follows:

					R$ millions

Funding Balance	Sep-06	Jun-06	Sep-05	Quarterly Change (%)	Annual Change (%)

Demand deposits	4,469	4,405	3,505	1.5	27.5
Savings deposits	5,558	5,187	5,524	7.2	0.6
TDC s - C ore Deposits	4,648	4,201	2,628	10.6	76.9
Core Deposits	14,675	13,793	11,657	6.4	25.9
Time deposits	22,058	24,894	22,816	-11.4	-3.3
Interbank deposits	38	90	81	-57.8	-53.1
Total deposits (A)	36,771	38,777	34,554	-5.2	6.4
Assets under management (B)	42,475	41,081	35,700	3.4	19.0
Total deposits + assets under management (A+B)	79,246	79,858	70,254	-0.8	12.8

The continuous improvement in the deposit mix is explained by a 25.9% and 6.4% increase in core deposits (demand deposits, savings deposits and time deposit certificates with core deposit characteristics – with SuperPoupe as the main product), compared to September 2005 and June 2006, respectively. The highlight was the growth in “TDCs – Core Deposits”: 76.9% over the past 12 months and 10.6% in the quarter. Core deposits represented 39.9% of total deposits in September 2006, a significant increase from the 33.7% in September 2005, as follows:

Investor Relations	| 3Q06	15

The following table details the funding in local currency:

					R$ millions

Funding in Local Currency	Sept-06	Jun-06	Sept-05	Quarterly Change (%)	Annual Change (%)

Total funding in local currency	63,300	63,296	54,633	4.7	21.4
Total deposits	33,961	36,204	32,689	-6.2	3.9
Demand deposits	3,320	3,671	2,983	-9.6	11.3
Savings deposits	5,091	4,714	5,098	8.0	-0.1
Interbank deposits	35	90	-	-61.1	-
TDCs – Core Deposits	4,648	4,201	2,628	10.6	76.9
Time deposits	20,867	23,528	21,980	-11.3	-5.1
Funding obtained in the open market	13,187	10,356	7,314	27.3	80.3
Debentures and mortgage notes	1,727	719	263	140.2	556.7
Local onlendings (BNDES funds)	5,979	5,773	5,315	3.6	12.5
Subordinated Debt	491	474	420	3.6	16.9
Technical reserves for insurance, annuity and pension plans	8,365	8,099	6,657	3.3	25.7
Others	2,590	1,671	1,975	55.0	31.1

Local currency funding reached R$66,300 million at the end of September 30, 2006, up 21.4% from September 2005. This growth was mostly driven by TDCs- Core Deposits, funding obtained in the open market, and debentures and mortgage notes.

The following table details funding in foreign currency:

					R$ millions

Funding in Foreign Currency	Sep-06	Jun-06	Sep-05	Quarterly Change (%)	Annual Change (%)

Total funding in foreign currency	14,810	14,086	14,253	5.1	3.9
Total deposits	2,810	2,573	1,865	9.2	50.7
Demand deposits	1,149	734	522	56.5	120.1
Savings deposits	467	473	426	-1.3	9.6
Interbank deposits	3	-	81	-	-96.3
Time deposits	1,191	1,366	836	-12.8	42.5
Funding obtained in the open market	2,649	2,872	2,353	-7.8	12.6
Local onlendings (BNDES funds)	274	264	225	3.8	21.8
Foreign onlendings	102	105	144	-2.9	-29.2
Import and export financing lines	2,248	2,369	2,347	-5.1	-4.2
Eurobonds and commercial papers	1,209	917	1,018	31.8	18.8
Subordinated Debt	2,297	2,264	2,433	1.5	-5.6
Securitization	1,510	1,515	2,003	-0.3	-24.6
Others	1,711	1,207	1,865	41.8	-8.3

Foreign currency funding reached R$14,810 million in September 2006, with a growth of 5.1% when compared to June, 2006, and above the foreign exchange rate fluctuation of 0.5% in the quarter.

Investor Relations	| 3Q06	16

Local and foreign currency balances

The table below displays the balances in local and foreign currency, in addition to the net FX exposure:

			R$ millions

	Local Currency	September 30, 2006 Foreign Currency	Consolidated

Cash and due from bank / Interbank investments	14,250	1,696	15,946
Marketable securities and derivatives	20,565	4,591	25,156
Interbank accounts	5,700	173	5,873
Net loans	33,145	7,646	40,791
Loans	35,608	7,715	43,323
Allowances for loan losses	(2,463)	(69)	(2,532)
Other assets	12,657	1,576	14,233
Total assets	86,317	15,682	101,999

Deposits	33,961	2,810	36,771
Securities sold under repurchase agreements (open market)	13,187	2,649	15,836
Resources from securities issued	1,728	1,209	2,937
Interbank accounts	570	36	606
Borrowings and onlending	6,168	2,842	9,010
Financial derivative instruments	1,167	105	1,272
Subordinated Debt	491	2,297	2,788
Other liabilities	18,856	3,443	22,299
Minority interest	870	-	870
Stockholders' equity	9,610	-	9,610
Total liabilities	86,609	15,390	101,999

Derivatives and leasing operations	(3,700)	(4,092)	(7,792)
Transactions to mature (with no exposure risk), foreign strategic shareholder and others		3,029

Net exposure - BIS ratio		(771)

Capital Adequacy Ratios

The following table describes the changes in Unibanco’s BIS ratio during the quarter and the year:

BIS Ratio Variation (%)	Quarter	12 Months

BIS Ratio at the beginning of the period	15.0	18.2
Changes in risk weighted assets	(0.4)	(3.0)
Impact of the extraordinary goodwill amortization	(0.6)	(0.6)
Changes in market risk coverage - interest rates	0.2	(0.3)
Changes in market risk coverage - foreign exchange rate	0.9	(0.2)
Reference equity growth	0.4	1.4
Tier I	0.3	1.5
Tier II	0.1	(0.1)
BIS Ratio on September 30, 2006	15.5	15.5
BIS Ratio on September 30, 2006

Unibanco’s BIS ratio, as of September 30, 2006, reached 15.5%, above the minimum 11% level determined by the Central Bank.

The extraordinary goodwill amortization, resulting from the change in the amortization period from 10 to 5 years, represented a 60 b.p. impact on Unibanco’s Bis Ratio.

Investor Relations	| 3Q06	17

The table below details the Tier I/Tier II breakdown in reference equity as of September 30, 2006:

	Reference Equity (R$ millions)	BIS ratio (%)

Tier I	9,701	12.2
Tier II	2,631	3.3
Total	12,332	15.5

The fixed asset ratio was 44.4% in September 2006.

Efficiency Ratio

Higher revenue generation and the expense rationalization resulted in a continous improvement of Unibanco’s operational efficiency. The efficiency ratio(1) reached 48.5% in 9M06, compared to 52.5% in 9M05, as shown in the graph below:

It is worth mentioning that during the quarter the efficiency ratio was 49.8%, influenced by the change in accounting classification of revenues and expenses in the operations of Redecard (joint-venture with three other members – Unibanco’s stake of 31.94%); previously, some revenues and expenses were classified as net revenues in other operating income/expenses – Please refer to : Personnel and Administrative expenses. In case this reclassification had not happened, the efficiency ratio would have been 49.1% in 3Q06.

	R$ millions

	3Q06	2Q06	3Q05	9M06	9M05	Quarterly Change	Annual Change

Efficiency ratio	49.8%	47.5%	51.4%	48.5%	52.5%	230 b.p.	-400 b.p.
Expenses	1,458	1,373	1,324	4,186	3,744	6.2%	11.8%
Revenues	2,930	2,891	2,576	8,636	7,125	1.3%	21.2%

(1) (Personnel + Other Administrative expenses)/ (Profit from Financial Intermediation before Provision for Loan Losses + Fees from Services Rendered + Insurance, Pension Plans and Annuity Results + Credit Card Marketing Expenses + Tax Payments + Other Operating Income/Expenses).

The 21.2% revenue growth in 9M06 compared to 9M05, vis-à-vis a 11.8% increase in personnel and administrative expenses – a result of growth in credit activity and service fees, in addition to budgetary discipline - led to a 400 b.p. improvement in the efficiency ratio.

Investor Relations	| 3Q06	18

Revenue by Type of Business

The graph below shows the breakdown of revenues by type of business:

Fee Income

The table below displays the breakdown of service fees:

	R$ millions

Fees from Services Rendered	3Q06	2Q06	3Q05	9M06	9M05

Banking fees and other fees and commissions	559	525	481	1,575	1,371
Credit Cards	267	294	286	843	762
Asset under management	83	82	80	255	248
Total fees from services rendered	909	901	847	2,673	2,381

Total fees reached R$909 million in 3Q06. The highlights were the 16.2% and the 6.5% increases in revenues from banking fees and commissions, when compared to 3Q05 and 2Q06, respectively.

In comparing 9M06 to 9M05, it is worth mentioning the banking fees and other fees and commissions with a 14.9% growth, and the credit card fees, up 10.6% driven by the expansion of credit card business, new sales campaigns and synergies with other Unibanco’s businesses.

Investor Relations	| 3Q06	19

Personnel and Administrative Expenses

In 3Q06, there was an accounting reclassification of some revenues and expenses in the operations of Redecard (joint-venture with three other members – Unibanco’s stake of 31.94%) . Previously, these were classified as net revenues in other operating income/expenses account. From 3Q06 on, revenues and expenses will be classified separately. As a consequence, there was an increase in administrative expenses in the amount of R$36 million. This impact along with organic growth, expansion of the businesses, and increase in publicity expenses, explain the 6.2% variation in personnel and administrative expenses from 2Q06.

In 9M06, personnel and administrative expenses grew 11.8% when compared to 9M05, mainly due to the wage increase – resulting from the collective bargaining agreements of September 2005 and September 2006 –, the implementation of the New Customer Service Model, the expansion of credit card business, and the increase in publicity and training expenses.

The table below displays the personnel and administrative expenses for the periods specified:

	R$ millions

Personnel and Administrative Expenses	3Q06	2Q06	3Q05	9M06	9M05

Commercial Bank	932	893	859	2,712	2,426
Subsidiaries	526	480	465	1,474	1,318
Total	1,458	1,373	1,324	4,186	3,744

The table below resumes the main variations in personnel and administrative expenses:

	R$ millions

Personnel and Administrative Expenses Variations	3Q06 / 2Q06	3Q06 / 3Q05	9M06 / 9M05

Total	85	134	442
Accounting reclassification in the operations of Redecard	36	36	36
Subtotal	49	98	406
Organic growth	15	68	220
Others	34	30	186

Personnel and Administrative Expenses > Personnel Expenses

Recently, through the collective bargaining agreement, it was established a 3.5% wage increase and also an additional payment of profit sharing. In 3Q06, additional profit sharing was provisioned in the profit sharing account, and personnel expenses were impacted by 3.5% in the month of September.

Evolution of personnel expenses during the periods specified:

	R$ millions

Personnel Expenses	3Q06	2Q06	3Q05	9M06	9M05

Commercial Bank	424	424	410	1,279	1,126
Subsidiaries	124	120	108	355	305
Total	548	544	518	1,634	1,431

During the 3Q06, personnel expenses increased only 0.7% when compared to 2Q06, impacted by the reclassification of revenues and expenses in the operations of Redecard - despite the 3.5% wage increase from September on. When compared to 3Q05, the increase of 5.8%, in 3Q06, is mainly explained by the expansion process in commercial activities on the Retail segment and wage increases.

Investor Relations	| 3Q06	20

Personnel and Administrative Expenses > Other Administrative Expenses

The table below details the other administrative expenses for the periods specified:

	R$ millions

Other Administrative Expenses	3Q06	2Q06	3Q05	9M06	9M05

Commercial Bank	508	469	449	1,433	1,300
Subsidiaries	402	360	357	1,119	1,013
Total	910	829	806	2,552	2,313

Other administrative expenses increased 12.9% in 3Q06 when compared to the same period of last year, influenced by the accounting reclassification of some revenues and expenses in the operations of Redecard, the expansion of the retail business, and an increase in publicity expenses. This account posted a 10.3% increase during 9M06 when compared to 9M05, mainly explained by the organic growth of consumer credit companies and the increase in publicity and training expenses, besides the reclassification mentioned above.

The table below details the other administrative expenses for the periods specified:

	R$ millions

Other Administrative Expenses	3Q06	2Q06	3Q05	9M06	9M05

Third-party services	343	324	309	959	799
Equipment Lease	13	12	9	36	28
Data processing and telecomunications	125	103	104	333	309
Depreciation and amortization	98	95	98	287	280
Facilities - maintenance and preservation	142	145	151	444	465
Advertising and publicity	85	70	62	225	186
Financial system services costs	23	21	19	64	63
Transportation	30	22	23	73	56
Materials	10	10	10	30	34
Others	41	27	21	101	93
Total	910	829	806	2,552	2,313

Investor Relations	| 3Q06	21

Highlights for the Quarter

Brazilian Economy

During the third quarter 2006, the favorable macroeconomic figures were maintained in comparison to the previous quarter. During this period, mild inflation throughout the quarter caused the Central Bank to pursue a reduction in the Selic rate, which closed out the quarter at 14.25% p.y. In 3Q06, cumulative inflation (measured by IPCA) was 0.45%, up from 0.1% in the previous quarter, but still below the Central Bank target.

Less volatility in the international scenario led to an increase in the appetite for emerging market assets. This fact along with the improved foreign and domestic liquidity ratios and stronger exports – with a trade balance of US$14.6 billion in 3Q06 – allowed a more favorable perception of Brazilian sovereign risk. The Embi+BR ended 3Q06 at 233 basis points, a drop of 13 basis points compared to that registered at the end of 2Q06.

Under this scenario, the Central Bank continued to intervene in the FX market – through US-Dollar auctions (spot market). The Real remained stable in comparison to the US dollar, 3Q06 versus 2Q06.

Economic activity accelerated slightly during 3Q06 after weak performance during the previous quarter, retail sales grew 1.74% in August compared to June, already considering seasonal factors.

The debt/GDP ratio reached 50.3% in August, stable when compared to the 2Q06. The Public Sector Primary Surplus amounted to 4.47% of the GDP in the last 12 months, above the goal of 4.25% established for this year.

Retail

In September 2006, Unibanco’s Retail segment surpassed the mark of 23 million clients throughout the country. The full-service commercial bank serves individuals and small and medium enterprises (SMEs); Unicard and Hipercard are credit card companies; Fininvest, PontoCred and LuizaCred focus on consumer finance; and Unibanco Financeira finances cars and heavy vehicles (auto financing).

Total retail loan portfolio reached R$24,338 million, from which R$16,383 million represented by individuals. In the last 12 months, the highlight was the 30.2% growth in the credit card portfolio.

Retail > Branch Network

Unibanco closed out the 9M06 with a network of 932 branches and 334 corporate-site branches. Unibanco continued remodeling its branches’ layout and, specially, implementing the New Service Model, known as “Novo Modelo de Atendimento”. This process is on track to be completed by the end of 2006 and has already been implemented in over 90% of the branch network.

The Novo Modelo aims at improving the quality of service through process rationalization, optimization of branch manager time, and the development of tools to reduce the response time to clients´ demands.

Investor Relations	| 3Q06	22

Retail > SMEs

The SMEs segment serves companies with annual sales up to R$150 million. This segment provides a full range of financial services, such as credit lines, accounts receivable financing, working capital loans, BNDES-funded loans, leasing, and payroll services, in addition to cash management services.

The SMEs loan portfolio totaled R$7,955 million in September 2006, up 17.7% over the past 12 months. Noteworthy were accounts receivable-linked transactions and working capital loans. The increase in the offering of products and services tailored to retailers in 9M06 led not only to affiliations with new retailers, but also to the attraction of new checking-account holders. The acquisition of new payroll accounts also served to drive growth in the bank’s client-base.

Retail > Consumer Credit Companies

Consumer Credit Companies operate in the consumer finance and credit cards segments through Unicard, Hipercard, Redecard (a joint-venture with three other stockholders – Unibanco’s stake of 31.94%), Fininvest, PontoCred (a partnership with Globex, parent company of the PontoFrio department store) and LuizaCred (a partnership with the Magazine Luiza department store chain).

Retail > Consumer Credit Companies > Credit Card Companies

In August 2006, Unibanco’s conglomerate and Ipiranga group announced the establishment of a new credit, financing and investment society, with 50% equity interest for each one. Other financial products, in addition to the private label and co-branded Ipiranga’s credit cards, will be made available to clients in the form of personal and consumer direct credit. These products will be offered to Ipiranga’s retail consumer network, as well as to the retailers. Currently, Ipiranga has approximately 4,200 service centers throughout the country. This transaction is still pending of the Brazilian Central Bank’s approval.

During this quarter, Unibanco also signed a partnership agreement with Grupo VR, a human resources benefits provider, to grant credit and product financing for the benefit company. Among the offered products are: payroll loans, working capital, group life insurance and pension plans. The Grupo VR has over 20 thousand agreements to provide benefits for companies employees, and its products are accepted in more than 200 thousand business establishments. Unibanco and Grupo VR submitted for Central Bank approval the establishment of a credit, financing and investment corporation, in which each partner will hold a 50% share.

Recently, Unibanco and Banco Cruzeiro do Sul established an association to jointly develop business in the segment of payroll loans. The association will establish a financial company to operate as a partnership, combining Unibanco’s scale of operations, products and services with Banco Cruzeiro do Sul’s expertise in managing alternative distribution channels. The operating structure, as well as its purpose, will be submitted for Central Bank`s approval. The association also involves an operating agreement to grant funding to Banco Cruzeiro do Sul.

Retail > Consumer Credit Companies > Consumer Finance Companies

Unibanco’s credit card business is composed of Unicard, Hipecard and Redecard (in which Unibanco has a 31.94% stake). Together, these companies posted a R$462 million net income in 9M06, up 44.8% compared to 9M05. The credit portfolio posted a 30.2% growth over the past 12 months, amounting to R$4,330 million in September 2006, as shown in the table below:

Investor Relations	| 3Q06	23

			R$ millions

Financial Information	3Q06	2Q06	3Q05	9M06	9M05

Credit portfolio (1)	4,330	4,117	3,325	4,330	3,325
Provision for loan losses	145	136	86	394	216
Credit portfolio coverage	9.8%	8.5%	5.2%	9.8%	5.2%
Fees	170	197	185	557	502
Business results	150	175	105	462	319

(1) Individuals.

Unicard issues and manages MasterCard and Visa cards, and is also the national leader in the co-branded card segment. Hipercard is a credit card acquirer and issuer, in addition to a flagship credit card. Redecard captures and transmits credit and debit card transactions for MasterCard, Maestro, Diners and RedeShop brands in Brazil.

The combined billings of Unicard and Hipercard – measured by the total of cardholders’ charges and cash withdrawals – reached R$4,635 million in 3Q06, which represents an annual growth of 22.5% . At Redecard, billings were R$58,097 million during 9M06, up 25.0% from 9M05.

Retail > Consumer Credit Companies > Consumer Finance Companies

Fininvest, PontoCred and LuizaCred are Unibanco’s consumer finance companies. The credit portfolio totaled R$2,765 million in September 2006. Unibanco maintained the conservative standard for personal credit concession (notably for unsecured personal loans), which reflect a 18.0% drop in the provision for loan losses in the quarter. As a consequence, the business result posted a modest increase, reaching R$12 million in the quarter.

The table demonstrates the consumer finance companies evolution:

			R$ millions

Financial Information	3Q06	2Q06	3Q05	9M06	9M05

Credit portfolio	2,765	2,973	2,734	2,765	2,734
Provision for loan losses	191	233	211	660	486
C redit portfolio coverage	12.4%	11.0%	10.0%	12.4%	10.0%
Fees	97	97	101	286	260
Business results	12	8	45	37	158

Fininvest had 626 fully-owned stores, kiosks and mini-stores, and more than 12 thousand points-of-sale as of September 2006. During the same period, LuizaCred had 340 points-of-sale while PontoCred had 370.

Investor Relations	| 3Q06	24

Wholesale

The Wholesale segment serves companies with annual sales of over R$150 million, in addition to institutional investors. Its business strategy is a blend of regional coverage and industry-specific expertise designed to build long-term banking relationships. The Wholesale business has been consistently high-rated in Capital Markets, M&A, and Project Finance.

During 3Q06, the expansion of the active client base and the continous synergies among Unibanco’s various businesses led to an increased number of product offerings through cross-selling.

The Wholesale loan portfolio reached R$18,985 million, up 21.1% over the past twelve months. This expansion is a result of the increasing number of relationships with large companies, which include, in addition to loans, product and service offerings in line with the strategy of business reciprocity with clients.

Trade finance operations - comprising exports, imports and international guarantees - surpassed US$3 billion, up 14.6% from September 2005. Locally contracted trade finance transactions amounted to over US$1.3 billion during the quarter, while offshore transactions totaled US$635 million.

As a financial agent for BNDES (Brazilian National Bank for Social and Economic Development), Unibanco disbursed over R$1.8 billion during 9M06, increasing its market share to 9.7%, maintaining its 3rd place in the BNDES overall ranking. In 9M06, Unibanco also disbursed R$613 million in BNDES-exim–funded loans.

Equity Research department was recognized as one of the Top 10 Research Houses in the 2006 ranking of Institutional Investor’s All-Brazil Research Team, winning the 1st place in the Natural Resources category, and placing 3rd in the category of Consumer Goods.

Investor Relations	| 3Q06	25

Insurance and Private Pension Plans

Results for the Insurance and Private Pension Plan businesses stood at R$263 million in 9M06, registering a 9.1% growth compared to 9M05. Annualized ROAE was 23.2% in 9M06. Combined revenues from the Insurance and Private Pension Plan businesses were R$3,573 million during the same period.

The combined ratio, which measures the operational efficiency of insurance companies, improved to 94.5% in 9M06 from 99.3% in 9M05. In its extended concept, which includes financial results, the combined ratio also showed an improvement, reaching 85.6% in 9M06.

Consolidated technical reserves reached R$7,856 million at quarter-end, up 17.6% from September 2005, as illustrated on the graph below:

In 3Q06, the result was affected by the write-off of a deferred asset related to IT projects substituted by the implementation of new systems (resulting in a non-operating expense of R$17 million), by additional provisions for labor contingencies, and by the investment in IRB – Brazil’s Re-insurance Institute.

Investor Relations	| 3Q06	26

R$ millions

Insurance (1)	3Q06	2Q06	3Q05	9M06	9M05

Net premiums written	843	929	803	2,621	2,360
Premiums retained	723	706	660	2,172	1,899
Premiums earned	526	487	435	1,487	1,262
Industrial result	109	107	78	295	237
Personnel and administrative expenses	(77)	(63)	(64)	(198)	(196)
Operating income	23	29	2	82	9
Financial / equity result	82	86	95	250	256
Income before taxes	87	115	97	314	265
Net Income	74	97	81	263	241

Loss ratio % (2)	48.3%	47.3%	53.6%	50.3%	53.7%
Combined ratio % (3)	95.6%	94.0%	99.5%	94.5%	99.3%
Extended combined ratio % (4)	87.1%	85.7%	86.3%	85.6%	85.8%

(1) AIG Brasil, UASEG and Unibanco AIG Saúde and UAW: consolidated. Unibanco AIG Previdência accounted for by the equity method
(2) Claims/Premiums
(3) (Operating expenses + administrative expenses + selling expenses, claims and taxes) / premiums earned
(4) (Operating expenses + administrative expenses + selling expenses, claims and taxes) / (premiums earned + financial income)

Unibanco Insurance and Pension Plan segment companies placed 4th in the ranking of insurance and private pension plans published by the Susep (Private Insurance Regulatory Body) and the ANS (National Supplemental Health Regulatory Agency), and holds a 7.4% market share (as of August 2006).

In September, Unibanco AIG Seguros launched its export insurance program known as Export Solution. This program offers specialized coverage and services designed to protect the exporter against physical losses, property damage, and damages from pain and suffering as a result of any merchandise defect, including those that could affect third parties. In addition, the exporter maintains control of the delivery chain logistics and receives a “door to door” guarantee on his cargo. In other words, coverage, including liability coverage, is provided from the time the cargo leaves the factory to the time it arrives at its final destination.

In 2006, Unibanco AIG Seguros & Previdência successfully bid to become the main insurance group for Petrobras. The program is comprised of the Operating Risk, Oil Risk, Domestic and International Transport and Civil Liability policies, for a total of R$90 million in premiums.

As leader in the High Risk segment of the Brazilian insurance market with a 27.6% market share, since January of this year, Unibanco AIG has adopted customized treatment for its larger clients.

In order to extract the maximum benefit from cross-selling and all identifiable synergies, Unibanco AIG partnered with the branch network to bolster the sales-force specialized in individual private pension plans. This effort drove a strong growth in sales of VGBL (Vida Gerador de Benefícios Livres) during 9M06.

Net income from the private pension business in 3Q06 was R$19 million, up 18.8% when compared the same period of the last year. Revenues for the quarter were R$259 million.

According to statistical data compiled by Susep, Unibanco AIG Vida e Previdência ranked 4th in private pension plan revenues up to August 2006. The company ranked 2nd for the year (until August) in sales of corporate pension plans, with R$469 million in sales and a 22.7% market share, according to ANAPP. Unibanco AIG Vida e Previdência serves more than 1,300 corporate clients and over 790 thousand individual clients.

Investor Relations	| 3Q06	27

Wealth Management

Unibanco Asset Management (UAM) ended September 2006 with R$42,475 million in assets under management, up 19.0% for the past 12 months. Its market share as of September 2006 stood at 4.6% (Source: Anbid).

Unibanco is the only retail bank, among the Brazilian banks, that has been awarded “Top Gestão” (Top Management) by Standard & Poors, since its first edition in Brazil. Standard & Poors affirmed in July, 2006 the AMP1 (Very Strong) rating issued to UAM’s Asset Management – Banco de Investimento S.A., reflecting the quality of UAM practices in managing third parties' funds.

Unibanco Asset Management funds are among the best in the market according to assessments by the Guia Exame and Valor Investe magazine. According to the 2006 edition of the “Exame Personal Investment Guide”, published by the Getúlio Vargas Foundation, 61 of Brazil’s 850 best investment funds belong to Unibanco – the only financial institution to be included among the five best fund mangers in the categories of Fixed Income, Foreign Exchange, Equity, Leveraged and Multi-risk funds.

The Valor Investe magazine published by Valor Econômico newspaper identified 18 Unibanco’s funds among the best in their categories in Brazil in its survey of Brazilian investment funds, based on consistency of the 36-month risk/return relation.

The chart below traces the evolution in the funds’ asset mix by segment:

Assets under management at the Private Bank grew by 41.6% over the year, above industry average, according to Anbid’s global ranking. The Private Bank ranked 2nd in the industry, with more than 10% market share in September 2006.

The Unibanco Private Bank was one of the first institutions to receive Anbid´s certification for the local market. Unibanco has received this grade by meeting the requirements specified in the Self-Regulation Code such as higher ethical standard for operating as a Private Bank and maintaining transparency in client relationships, in addition to issues related to the quality of bank services and the qualifications of its employees.

Investor Relations	| 3Q06	28

Unibanco Holdings

In 3Q06, Unibanco Holdings S.A. net income, before the extraordinary event of goodwill amortization, was R$310 million. Stockholders’ equity stood at R$5,633 million. Annualized ROAE, before the extraordinary event of goodwill amortization, was 23.0% for the 3Q06, affected by tax provisioning (PIS and Cofins) on revenues from interest on capital stock (JCP) during the period. The company is disputing these taxes and has already won an interlocutory injunction in the lower courts. The provision established for this contingency amounted to R$128.5 million as of September 30, 2006.

The assets of Unibanco Holdings consist exclusively of its participation in Unibanco’s capital. The entirety of Unibanco Holdings equity is invested in Unibanco - União de Bancos Brasileiros S.A. - and therefore its performance and operating results directly reflect those of Unibanco.

Corporate Governance

Corporate Governance > Stock Exchange Indices

Unibanco’s Units (UBBR11) are part of the main Brazilian stock indices. The table below features the Units’ weight in each of these stock indices after their respective portfolios were re-weighted for the four-month period ending December 2006.

Index	Weight (%)
Sep to Dec-2006

Ibovespa	1.881
IBrX-50	3.550
IBrX-100	3.056
IGC Corporate Governance Index	3.913
ISE Susteinability Index*	9.569

(*) V alid f rom December 2005 t o December 2006.

Corporate Governance > Stocks

Unibanco Units gained approximately 41% over the past 12 months. The Ibovespa increased by 15% during the same period. Moreover, the Unit continues to increase its share on the Ibovespa. Since its inclusion on the Ibovespa in May 2005, its weight increased more than 91%. The Units current weight on the Ibovespa is 1.891% as of November 3rd, 2006.

The graphs below trace the stocks’ performance in both the domestic and international markets over the last 12 months and the quarter:

Investor Relations	| 3Q06	29

Corporate Governance > Interest on Capital Stock

Unibanco and Unibanco Holdings paid the quarterly interest on capital stock to its shareholders on October 31, 2006, according to the amounts specified in the following table:

	R$ per share

	UBB-ON	UBB-PN	HOL-ON	HOL-PN	UNIT *	GDS **
	UBBR3	UBBR4	UBHD3	UBHD6	UBBR11	NYSE-UBB

Gross Value	0.0388235	0.0427059	0.0337633	0.0337633	0.0764692	0.7646920
Net Value	0.0330000	0.0363000	0.0286988	0.0286988	0.0649988	0.6499880

(*) Each UNIT represents one preferred share of Unibanco and one preferred share of Unibanco Holdings.
(**) Each GDS listed on the New York Stock Exchange (NYSE: UBB ) is equivalent to 10 Units.

During the 9M06, Unibanco distributed R$531 million in interest on capital stock, up 36.2% in comparison to 9M05.

Unibanco's dividend distribution policy calls for a minimum payment of 35% of the annual net income after the establishment of legal reserves (5%). Unibanco Holdings distributes the entirety of the dividends received from Unibanco.

The calculation of the Interest on the Capital Stock and/or Dividends related the fiscal year of 2006 shall not be affected by the extraordinary impact of the acceleration of the goodwill amortization. The total amount of Interest on the Capital Stock/Dividends shall be, at least, of 35% of the net profit of the fiscal year, disregarding the extraordinary effect of the goodwill amortization on the third quarter of 2006, after the constitution of the legal reserve.

At the end of each six-month period, all Unibanco and Unibanco Holdings’ shareholders are paid an additional amount related to the earnings in the period, besides the fixed quarterly payments. For this reason, dividend payouts at the second and fourth quarters tend to be higher than those made during the other two periods of each year.

Investor Relations	| 3Q06	30

Human Resources

Unibanco is one of the 100 best companies to work for in Brazil according to the “Great Place to Work” consulting group. For the past 10 years, the Great Place to Work® Institute Brasil has selected companies that excel in personnel management.

The company selection methodology is recognized all over the world and has been used in over 60 countries. The survey is published by Epoca magazine in Brazil.

Unibanco was also recognized as one of the five “Best Companies in Personnel Management,” with over 10,000 employees, according to Valor Econômico newspaper in a study conducted by the Hay Group.

Since 1997, Leadership 21, independent consultants, have conducted a periodical assessments of organizational environment and employee satisfaction at Unibanco. In 2006, the employee satisfaction index reached 75, while the employee motivation index hit a record 79%.

The Human Resources department is committed to promoting professional development and aligning employees’ interests with the conglomerate’s strategic objectives. With a staff of 32,124 professionals, Unibanco invested over R$34 million during 9M06 in professional development initiatives and training programs, including sponsorship of MBA programs in Brazil and abroad.

Ratings

Ratings > Moody’s

In September 2006, Moody's Investor Services, one of the most respected rating agencies worldwide, rated as Baa3, investment grade, the foreign currency long-term securities of Unibanco and Unibanco Grand Cayman Branch. The Baa3 rating represents investment grade according to Moody's global scale, and is above Brazil's Ba1 sovereign risk.

The Baa3 rating was attributed to the US$2 billion MTN Programme (Medium Term Note Programme) of Unibanco - União de Bancos Brasileiros and also to the R$325 million notes indexed to the IGP-M (General Market Price Index) and payable in US dollars issued by Unibanco Grand Cayman Branch in February 2005.

With this rating, Unibanco is Latin America's first bank with investment grade in the issuance of local currency debt settled offshore in foreign currency.

Social and Environmental Responsibility

Social and Environmental Responsibility > Club A

The Clube A is a non-profit organization that Unibanco established in 2003 to promote fellowship and support among retirees by providing social, leisure and cultural activities, and community projects, in addition to offering benefits and discounts at affiliated places. There are currently six units of Clube A located throughout the states of Sao Paulo, Rio de Janeiro, and Rio Grande do Sul. There is no charge for the activities and for membership it is required only that an individual be retired and a client of one of Unibanco conglomerate`s companies.

Clube A entered into a partnership agreement with Medex Medicamentos Express – the largest company for home delivery of drugs in Brazil. The contract was signed in Porto Alegre and will benefit 800 retirees by offering them special drug discounts.

Investor Relations	| 3Q06	31

Social and Environmental Responsibility > Institutes

Unibanco is recognizably one of the most active companies in Brazil with regard to the issue of social responsibility. It is present in the communities through Instituto Unibanco and Instituto Moreira Salles.

Instituto Moreira Salles is a non-profit organization devoted to promoting and developing cultural programs.

Instituto Unibanco is in charge of executing the conglomerate’s social responsibility policies by supporting strategic objectives focused on social development and bridging inequalities that hamper growth.

The year 2006 has been one of marked achievements for Instituto Unibanco, notably the launch and renewal of important projects in various areas, namely:

  Extended Education

  Teacher Training

  Qualification for the Job Market

  School Equivalency Programs

  Environmental Education

Main activities during the quarter:

  Instituto Unibanco Youth and Adult Education Award– unprecedented third sector initiative to support academic development and pedagogic practices.

  Project Announcement for Youth Formation – Technical and financial support to low-income young people for professional qualification.

  “Compromisso Todos Pela Educação” (Commitment for Education) – Instituto Unibanco joint into this commitment, which aims to a better quality level of elementary education for all children and teenagers in Brazil.

Social and Environmental Responsibility > Microcredit

Unibanco’s Microcredit operation serves low-income entrepreneurs through a distribution model that is unique to Brazil, with more than 217 points-of-sales and 54 microcredit agents, using the Fininvest chain as correspondent bank institutions.

The initiative was established through a partnership between Unibanco and the International Finance Corporation (IFC) – World Bank. In 3Q06, Unibanco’s Microcredit initiative closed out the period with a portfolio of R$8.1 million and aproximately 9 thousand clients had already been benefited.

Investor Relations	| 3Q06	32

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET

	R$ millions

	Sep-06	Jun-06	Sep-05	Quarterly	Annual
				Change (%)	Change (%)

ASSETS
C ash and due from bank	1,447	1,357	1,276	6.6	13.4
Interbank investments	14,499	16,321	16,659	-11.2	-13.0
Marketable securities and financial derivatives instruments	25,156	22,183	16,605	13.4	51.5
Interbank accounts	5,873	5,999	5,837	-2.1	0.6
Loan portfolio, leasing and other loans	43,323	41,929	36,872	3.3	17.5
Allowance for loan losses	(2,532)	(2,343)	(1,789)	8.1	41.5
Net loans	40,791	39,586	35,083	3.0	16.3
Foreign exchange portfolio, except for AC C (1)	2,271	960	1,933	136.6	17.5
Negotiation and intermediation of securities	541	228	117	137.3	362.4
Investments	958	1,335	1,194	-28.2	-19.8
Fixed assets	851	856	864	-0.6	-1.5
Deferred charges	702	1,006	705	-30.2	-0.4
Other assets	8,910	8,386	8,312	6.2	7.2

Total assets	101,999	98,217	88,585	3.9	15.1

LIABILITIES
Deposits	36,771	38,777	34,554	-5.2	6.4
Securities sold under repurchase agreements (open market)	15,836	13,228	9,667	19.7	63.8
Resources from securities issued	2,937	1,636	1,286	79.5	128.4
Interbank accounts	606	666	695	-9.0	-12.8
Borrowings and onlendings in Brazil - Governmental agencies	9,010	8,984	8,613	0.3	4.6
Financial derivatives instruments	1,272	1,166	614	9.1	107.2
Technical provisions for insurance, annuities and
retirement plans	8,365	8,099	6,657	3.3	25.7
Foreign exchange portfolio (1)	2,397	1,015	2,289	136.2	4.7
Negotiation and intermediation of securities	224	224	381	0.0	-41.2
Other liabilities	14,101	13,774	14,009	2.4	0.7

Total liabilities	91,519	87,569	78,765	4.5	16.2

Minority interest	870	832	834	4.6	4.3
Stockholders' equity	9,610	9,816	8,986	-2.1	6.9

Stockholders' equity managed by parent company	10,480	10,648	9,820	-1.6	6.7

Total liabilities + stockholders' equity	101,999	98,217	88,585	3.9	15.1

Note: (1) Refers to foreign exchange settlement positions, which are required to be recorded by their total value on both the asset and the liability sides, under Central Bank of Brazil guidelines.

Investor Relations	| 3Q06	33

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENT

	R$ millions

	3Q06	2Q06	3Q05	9M06	9M05

Revenue from financial intermediation	4,597	3,982	3,933	12,905	10,863
Lending operations	2,742	2,514	2,442	7,887	6,692
Result from marketable sec urities (1)	1,344	1,100	1,127	3,695	3,160
Insuranc e, pension plans and annuity result	253	291	272	812	772
Leasing operations, foreign exchange transactions
and compulsory deposits	258	77	92	511	239

Expenses on financial intermediation	(2,695)	(2,258)	(2,295)	(7,564)	(6,121)
Securities sold under repurc hase agreements (open market)	(1,712)	(1,372)	(1,593)	(4,719)	(4,306)
Interest and restatement expenses on technical provisions for insurance, pension plans and annuity	(184)	(182)	(159)	(566)	(468)
Borrowings and onlendings	(220)	(36)	(40)	(390)	(99)
Provision for loan losses	(579)	(668)	(503)	(1,889)	(1,248)

Profit from financial intermediation	1,902	1,724	1,638	5,341	4,742

Other operating income (expenses)	(996)	(855)	(875)	(2,732)	(2,580)
Fees from servic es rendered	909	901	847	2,673	2,381
Insurance, pension plans and annuity result	174	156	107	446	324
Credit c ard selling expenses	(72)	(65)	(68)	(216)	(206)
Salaries, benefits, training and social security	(548)	(544)	(518)	(1,634)	(1,431)
Other administrative expenses	(910)	(829)	(806)	(2,552)	(2,313)
Other taxes	(195)	(263)	(244)	(697)	(738)
Equity in the results of associated companies	13	19	14	48	29
Other operating income / Other operating expenses (1)	(367)	(230)	(207)	(800)	(626)

Operating income	906	869	763	2,609	2,162
Non-operating income (expenses)	(27)	1	(1)	(29)	15
Income before taxes and profit sharing	879	870	762	2,580	2,177

Income tax and social c ontribution	(155)	(159)	(170)	(461)	(465)

Profit sharing	(125)	(110)	(74)	(347)	(259)

Net inc ome before minority interest	599	601	518	1,772	1,453
Minority interest	(33)	(53)	(43)	(138)	(124)

Net Income before the extraordinary event	566	548	475	1,634	1,329
Extraordinary result	(460)	-	-	(460)	-

Net Income	106	548	475	1,174	1,329

Note: (1) Exchange rate fluctuation on investments abroad was accounted for as “marketable securities result” in the press release, where it was accounted for as “other operating income (expenses)” in the Financial Statements.

Please note that this is an English version of the Press Release. The original version is in Portuguese. If there is any discrepancy between such versions, the Portuguese version shall prevail. Unibanco’s full financial statements will be available on our website at www.ir.unibanco.com, under Financial Information – Financial Statements, as soon as they are filed with the CVM – Brazilian Securities Exchange Commission. This press release contains forward looking statements regarding Unibanco, its subsidiaries and affiliates - anticipated synergies, growth plans, projected results and future strategies. Although these forward looking statements reflect management’s good faith beliefs, they involve known and unknown risks and uncertainties that may cause the Company’s actual results or outcomes to be materially different from those anticipated and disc ussed herein. These risks and uncertainties include, but are not limited to, our ability to realize the amount of the projected synergies and on the timetable projected, as well as economic, competitive, governmental and technological factors affecting Unibanco’s operations, markets, products and prices, and other factors detailed in Unibanco’s filings with the Securities and Exchange Commission which readers are urged to read carefully in assessing the forward-looking statements contained herein. Unibanco undertakes no duty to update any of the projections contained herein. 3Q06 Conference Call will be held on November 10, at 07:00 a.m. (Eastern Time) in Portuguese, and at 9:00 a.m. (Eastern Time) in English. See the webcast presentation through our Investor Relations website www.ir.unibanco.com – Conference Call - Webcasting. For further information, please contact us by sending an e-mail to investor.relations@unibanco.c om, or by phone 55 11 3097-1980.

Investor Relations	| 3Q06	34

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 13, 2006

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By:	/s/ Osias Santana de Brito
Osias Santana de Brito
Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.